4/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022681

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HCFP Brenner Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 17th Floor
(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Shaffer (212) 707-0450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022-2597
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 0 1 2002 WASH. D.C. 354 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/4/2002

OATH OR AFFIRMATION

I, Steven D. Shaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Brenner Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public MARY ANN VAN CLIEF
NOTARY PUBLIC, State of New York
No. 31-4520989
Qualified in New York County
Commission Expires April 30, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
HCFP Brenner Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HCFP Brenner Securities LLC (a wholly owned subsidiary of HCFP Brenner Holdings LLC) as of December 31, 2001, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of HCFP Brenner Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
March 21, 2002

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 235,365**
Receivables from brokers and dealers	**587,863**
Securities owned, at market value (cost $17,200)	**16,000**
Other assets	**171,410**
	$ 1,010,638
LIABILITIES	
Commission payable	**$ 50,458**
Accounts payable, accrued expenses and other liabilities	**243,746**
	294,204
Commitments	
MEMBER'S CAPITAL	**716,434**
	$ 1,010,638

See notes to financial statements

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commission income	$ 3,249,332
Investment advisory fees	605,631
Syndicate and underwriting income	100,000
Trading gains	76,318
Interest	61,889
Other	37,034
	4,130,204
Expenses:	
Commissions, clearance, floor brokerage and execution	2,048,931
Employee compensation and benefits	1,291,304
Occupancy	636,335
Communications	452,521
Travel and entertainment	71,157
Professional fees	301,017
Other	75,537
	4,876,802
Net loss	$ (746,598)

See notes to financial statements

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Changes in Member's Capital

Balance - January 1, 2001	**$ 972,073**
Contributions	**490,959**
Net loss	**(746,598)**
Balance - December 31, 2001	**$ 716,434**

See notes to financial statements

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (746,598)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	27,278
Due to HCFP Brenner Holdings, LLC	490,959
Changes in:	
Net receivables from brokers and dealers	745,708
Securities owned	17,516
Other assets	8,782
Commission payable	(319,874)
Accounts payable, accrued expenses and other liabilities	(130,550)
Net cash provided by operating activities	93,221
Cash flows from investing activities:	
Disposal of property, equipment and leasehold improvements	10,475
Net increase in cash and cash equivalents	103,696
Cash and cash equivalents - January 1, 2001	131,669
Cash and cash equivalents - December 31, 2001	$ 235,365

Supplemental disclosure of noncash financing activity:
HCFP Brenner Holdings, LLC contributed to member's capital the balance due from the Company at December 31, 2001.

See notes to financial statements

HCFP BRENNER SECURITIES LLC
(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Notes to Financial Statements
December 31, 2001

NOTE A - ORGANIZATION

HCFP Brenner Securities LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of HCFP Brenner Holdings LLC ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's focus is on investment banking transactions and investment advisory services; it clears all of its brokerage transactions on a fully disclosed basis with other broker-dealers. The Company's operations are principally conducted in New York.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include money market accounts.

[2] Securities transactions:

Commission income and related expenses, and purchases and sales of securities and the related revenues and expenses, are recorded in the financial statements on a trade-date-basis. Investment banking includes income, less related expenses and underwriting fees, which are recorded as income when earned. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities owned are valued at market based upon the closing prices.

[3] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - COMMITMENTS

Holdings has entered into a lease agreement for space occupied by Holdings and by the Company which commenced February 1, 2000. The Company's share of rent expense was approximately $636,000 for the year ended December 31, 2001.

NOTE D - INCOME TAXES

The Company is a wholly owned limited liability company which is a pass-through entity for income tax purposes. The Company's income or loss, combined with the income or loss of Holdings, is required to be reported by Holdings' members.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the Company to maintain net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of approximately $541,000 which was in excess of requirements by approximately $441,000. The Company's net capital ratio was .54 to 1.

NOTE G - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

SUPPLEMENTARY INFORMATION

HCFP BRENNER SECURITIES LLC

(a wholly owned subsidiary of HCFP Brenner Holdings LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2001

Computation of net capital:	
Total member's capital	**$ 716,434**
Deductions - nonallowable assets:	
Receivables from brokers and dealers	**1,886**
Other assets	**171,410**
Net capital before haircuts on securities positions	**543,138**
Haircuts on securities owned	**2,400**
Net capital	**$ 540,738**
Aggregate indebtedness:	
Commission payable	**$ 50,458**
Accounts payable, accrued expenses and other liabilities	**243,746**
	$ 294,204
Percentage of aggregate indebtedness to net capital	**54.41%**
Computation of basic net capital requirements:	
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	**$ 100,000**
Excess of net capital over minimum requirement	**$ 440,738**
Note:	
Net capital as reported in the Company's December 31, 2001 originally filed unaudited Focus report	**$ 113,219**
Contribution to equity of payments made on behalf of the Company by HCFP Brenner Holdings, LLC	**490,959**
Adjustments to accrued expenses	**(13,207)**
Adjustment to other assets	**(50,233)**
Total per above computation	**$ 540,738**

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
HCFP Brenner Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of HCFP Brenner Securities LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of HCFP Brenner Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers ("NASD"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
March 21, 2002